EXHIBIT 99.1

TeliaSonera: EU Approves Purchasers of Comhem and Telia Mobile Finland

STOCKHOLM, Sweden, May 19, 2003 (PRIMEZONE) -- TeliaSonera (Nasdaq:TLSN) (LSE:TLSNq): the European Commission has today given its approval to EQT Partners as purchaser of ComHem, and DNA/Suomen 2G as purchaser of Telia Mobile Finland. Still remaining is approval from the national competition authorities.

For further information journalists can contact: TeliaSonera's Press Office, tel +46-(0)8-713 58 30

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The following files are available for download:

http://www.waymaker.net/bitonline/2003/05/19/20030516BIT00690/wkr0001.doc

http://www.waymaker.net/bitonline/2003/05/19/20030516BIT00690/wkr0002.pdf